Exhibit 99.1

Dentists’ Provident Chooses Sapiens ALIS to Modernize its
Administration Environment

Sapiens ALIS to replace Dentists’ Provident’s legacy environment, extend capabilities, streamline processing and enhance customer service

Holon, Israel – March 7, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that Dentists’ Provident, a mutual organization and the market leading provider of income protection insurance to dentists in the UK and Ireland, has selected Sapiens ALIS to modernize the company’s administration environment.

In addition to replacing Dentists’ Provident’s current legacy system with modern technology, greater breadth and depth of functionality, and flexible configurability, the ALIS solution will extend the company’s capabilities with the ALIS Agent and Client Portal, and integration with the OnBase Enterprise Content Management solution.

No longer able to meet its future strategic needs with the current system, Dentists’ Provident decided to replace its core administration environment, selecting Sapiens ALIS based on the combination of the ALIS solution’s technology and capabilities, combined with the domain expertise of the Sapiens team. With the strong technology and functionality provided with ALIS, Dentists’ Provident expects to better streamline their processing for greater efficiency and improved customer service.

“Our decision was based partially on the technology and functionality offered with ALIS, but just as much on the quality and skills of the Sapiens staff – especially when it comes to our unique business needs,” said Farrukh Mirza, Dentists’ Provident CEO. “We are confident in our decision and look forward to a long and mutually beneficial relationship with Sapiens.”

Raj Ghuman, Sapiens vice president of sales and operations for EMEA, added, “We are delighted to announce Dentists’ Provident’s selection of our ALIS solution and the Sapiens team as an implementation partner. The implementation effort is already underway and we will continue to work closely with the Dentists’ Provident team to ensure a successful implementation to help them enjoy all of the benefits that Sapiens ALIS offers.”

Sapiens ALIS is a flagship solution designed to enable insurance providers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments. ALIS life insurance software uniquely combines functional maturity and robustness gained through decades of global success, with cutting-edge innovation and modern technology.

About Dentists’ Provident

Dentists’ Provident has been a leading income protection insurance provider to dentists for over a hundred years. A mutual organization specializing exclusively on dentists, the company focuses on offering highly flexible plans, which are designed to adapt to their clients’ changing needs throughout their careers. For more information: www.dentistsprovident.co.uk.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com